Mail Stop 3561

February 16, 2007

Via U.S. Mail and Facsimile

David Groen
Chief Executive Officer
Groen Brothers Aviation, Inc.
2640 W. California Avenue
Salt Lake City, Utah 84104-4593

> **RE:** **Groen Brothers Aviation, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2006**
> **Form 10-QSB for the quarterly period ended September 30, 2006**
>
> **File No. 000-18958**

Dear Mr. Groen:

We have reviewed your filing solely for the issues identified below and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Quarterly Report on Form 10-QSB
Liquidity and Capital Resources, page 26

1. We note from the disclosure in the notes to the Company's financial statements and the liquidity and capital resources section of MD&A that the Company's Series B Preferred Stock Obligations are payable on January 1, 2007. Please tell us and revise future filings to discuss the status of your efforts to refinance or extend this obligation. In addition, please revise future filings to discuss the potential adverse consequences to the Company in the event that it is unable to refinance or extend the due date of this obligation.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters.  Please contact Linda Cvrkel, Branch Chief, at (202) 551-3813 with any other questions.


Sincerely,


Joe Foti
Senior Assistant Chief Accountant


Via facsimile: Dennis P. Gauger, Chief Financial Officer
                        (801) 973-4027